===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from ___________ to __________

                         Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smith International, Inc.
                               16740 Hardy Street
                              Houston, Texas 77032


===============================================================================

The following financial statements and exhibits are filed as a part of this annual report:


                                                               Sequentially
                                                                 Numbered
                                                                   Page
                                                               ------------
(a)    Index to Financial Statements and Supplementary
         Information:

       Report of Independent Public Accountants................     4

       Statements of Net Assets Available for
       Benefits at December 31, 1996 and 1995..................     5

       Statement of Changes in Net Assets Available
       for Benefits for the year ended December 31, 1996.......     6

       Notes to financial statements...........................     7

       Supplementary Information:

       Schedule 1 - Assets held for Investment Purposes........     16
       Schedule 2 - Reportable Transactions - Series...........     17
       Schedule 3 - Reportable Transactions - Single...........     18

(b)    Exhibits:

23.1 - Consent of Independent Public Accountants...............     20

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 27, 1997
                                       SMITH INTERNATIONAL, INC.
                                       401(k) RETIREMENT PLAN

                                       By: Administrative Committee for
                                           the Smith International, Inc.
                                           Retirement Plan


                                           By: /s/ Neal S. Sutton
                                               -------------------------------
                                               Neal S. Sutton, Member


                                           By: /s/ Vivian M. Cline
                                               -------------------------------
                                               Vivian M. Cline, Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Smith International, Inc. 401(k) Retirement Plan ("the Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I), schedule of reportable transactions - series transactions (Schedule II) and schedule of reportable transactions - single transactions (Schedule III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ ARTHUR ANDERSEN LLP

Houston, Texas
June 24, 1997

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995


                               ASSETS

                                                        1996            1995
                                                     -----------     -----------
INVESTMENTS, AT FAIR VALUE:

     REGISTERED INVESTMENT COMPANY SHARES            $68,040,345     $55,384,278
     SMITH INTERNATIONAL, INC. COMMON STOCK           10,297,642       3,844,464
     LOANS RECEIVABLE FROM PARTICIPANTS                5,891,422       4,867,726
                                                     -----------     -----------
                                                      84,229,409      64,096,468

CASH                                                     108,787           1,881

CONTRIBUTIONS RECEIVABLE:
       EMPLOYEE                                          369,816         166,513
       EMPLOYER                                        3,035,962       1,992,282
RECEIVABLES - OTHER                                      700,251         404,048
                                                     -----------     -----------

TOTAL ASSETS                                          88,444,225      66,661,192
                                                     -----------     -----------

                               LIABILITIES

PAYABLES - INVESTMENT PURCHASES                          560,706         321,724
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $87,883,519     $66,339,468
                                                     ===========     ===========


       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR              $66,339,468
                                                                     -----------

ADDITIONS:
     INVESTMENT INCOME:
          INTEREST AND DIVIDENDS                                       4,277,999
          NET REALIZED GAIN ON SALE OF INVESTMENTS                     2,892,714
          NET UNREALIZED APPRECIATION OF INVESTMENTS                   7,153,174
     CONTRIBUTIONS:
          EMPLOYEE                                                     5,980,016
          EMPLOYER                                                     4,851,799
                                                                     -----------
                                                                      25,155,702
                                                                     -----------

DEDUCTIONS:
     WITHDRAWALS                                                       3,611,651
                                                                     -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                     21,544,051
                                                                     -----------

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR                    $87,883,519
                                                                     ===========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


1.       SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the Smith International, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

         GENERAL

The Plan is a defined contribution plan of Smith International, Inc. (the Company). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is available to all employees who meet certain eligibility requirements.

         a.       PLAN ADMINISTRATOR AND TRUSTEE

         The fiduciary responsibilities of the Plan are performed by the Smith International, Inc. Compensation and Benefits Committee of the Board of Directors. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan. The responsibilities of the Trustee are to invest Plan assets in accordance with guidelines set forth by the Committee and to make disbursements from Plan assets as directed by the Committee.

         b.       ELIGIBILITY

         Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of eighteen.

         c.   CONTRIBUTIONS

         The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants contributions were taxed prior to being contributed to the Plan. The Company contributes to the account of each participant in the Plan between 2 and 6 percent of each participants' compensation based upon the age of the participant (the Company Retirement contributions). The Company may, in its discretion, also contribute for a Plan Year a matching contribution with respect to each participant who is employed by the Company on the last day of such Plan Year (the Company Matching Contribution). The Company's Board of Directors shall determine whether a Company Matching Contribution shall be made for a Plan Year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. Company contributions to participants accounts, including Company Matching Contributions and Company Retirement Contributions, were $4.9 million and $3.9 million for the years ended December 31, 1996 and 1995, respectively.

         Effective April 7, 1997, the Company amended the Plan whereby the Company will, in addition to the Company Retirement Contributions, make mandatory matching contributions up to 1 1/2 percent of the participants' compensation. In addition, matching contributions in excess of the 1 1/2 percent may be made at the discretion of the Company's Board of Directors to the account of participants who are employed by the Company at the end of the Plan Year.

         d.       VESTING

         Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings/losses and all vested balances are distributed.

         e.       COMPENSATION

         Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

         f.       INVESTMENT PROGRAMS

         Participants have the option of investing their contributions and the Company's matching contributions in any of the following funds of the Vanguard Group of Investment Companies (Vanguard Funds) and/or the Company's common stock:

                  VMMR PRIME PORTFOLIO FUND

                  Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and short-term corporate obligations with the objective of preservation of capital and liquidity.

                  VANGUARD PRIMECAP FUND

                  Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

                  VANGUARD WELLINGTON FUND

                  Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

                  INTERNATIONAL GROWTH PORTFOLIO FUND

                  Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

                  SMITH INTERNATIONAL, INC. STOCK FUND

                  Investments are in the common stock of the Company purchased on the open market.

                  VANGUARD WINDSOR FUND

                  Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

                  LONG-TERM CORPORATE BOND FUND

                  Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

                  VANGUARD INDEX 500 PORTFOLIO FUND

                  Investments are made in a portfolio of publicly-traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

         Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. (See Note 5 for Statements of Net Assets Available for Benefits, with fund information as of December 31, 1996 and December 31, 1995 and Statement of Changes in Net Assets, with fund information for the year ended December 31, 1996.)

         g.       ASSET VALUATION

         The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of the Plan assets, and unrealized appreciation or depreciation of the Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the current year.

         h.       ADMINISTRATIVE EXPENSES

         The Plan is responsible for its administrative expenses. However, in 1996 and 1995, the Company elected to pay all administrative expenses. In the future, the Company may elect to discontinue paying such expenses.

         i.       PRIORITIES UPON PLAN TERMINATION

         The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

         j.       LOANS

         The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

         k.       WITHDRAWALS AND FORFEITURES

         A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their pre-July 1, 1983 contributions (see Note 1.c.) in cash without being suspended from making additional contributions to the Plan.

         Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 1996 and 1995, $66,398 and $49,799, respectively, of unvested participant balances were forfeited and utilized to reduce the Company's contributions in the respective years.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the trustee.

INVESTMENT VALUATION

The Plan's investments are held by the trustee. Plan investments are stated at fair value, as determined by the trustee primarily by reference to published market data.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.      RECONCILIATION OF FORM 5500:

Benefits payable to participants are included in net assets available for benefits and are not reflected as a liability in the financial statements. As of December 31, 1996 and 1995, the benefits payable to participants totaled $150,842 and $159,748, respectively. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1996 and 1995:

                                                                     1996            1995
                                                                 ------------    ------------
Net assets available for benefits per the financial statements   $ 87,883,519    $ 66,339,468
Less:  Current amounts payable to participants at end of year        (150,842)       (159,748)
                                                                 ------------    ------------

Net assets available for benefits per the Form 5500              $ 87,732,677    $ 66,179,720
                                                                 ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

                                                                       1996
                                                                   -----------
Benefits paid to participants per the financial statements         $ 3,611,651
Less:  Prior year amounts payable to participants at end of year      (159,748)
Add:  Current amounts payable to participants at end of year           150,842
                                                                   -----------

Benefits paid to participants per the Form 5500                    $ 3,602,745
                                                                   ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 and 1995, respectively, but not yet paid as of that date.

5. STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION AND CHANGES IN NET ASSETS, WITH FUND INFORMATION

The statements of net assets available for benefits, with fund information as of December 31, 1996 and 1995, and statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1996 are reported on pages 13 through 15.

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1996

                                            VMMR                                       International
                                            Prime        Vanguard         Vanguard         Growth
                                          Portfolio       PRIMECAP       Wellington       Portfolio
                                            Fund            Fund            Fund            Fund
                                         -----------     -----------     -----------     ----------
            ASSETS
INVESTMENTS, at fair value:
     Registered investment company
          shares                         $21,791,975     $11,651,687     $16,150,397     $3,765,186
     Smith International, Inc.
          common stock                            --              --              --             --
     Loans Receivable
           from Participants                      --              --              --             --
                                         -----------     -----------     -----------     ----------
                                          21,791,975      11,651,687      16,150,397      3,765,186

CASH                                              --              --              --             --

CONTRIBUTIONS RECEIVABLE:
     Employee                                 93,864          54,445          75,239         18,900
     Employer                                730,012         465,684         592,029        147,147

RECEIVABLES - OTHER                           56,744          22,838          39,434          7,282
                                         -----------     -----------     -----------     ----------


TOTAL ASSETS                             $22,672,595     $12,194,654     $16,857,099     $3,938,515
                                         -----------     -----------     -----------     ----------

         LIABILITIES

PAYABLES - INVESTMENT PURCHASES                   --              --              --             --
                                         -----------     -----------     -----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS        $22,672,595     $12,194,654     $16,857,099     $3,938,515
                                         ===========     ===========     ===========     ==========



                                            Smith                        Long-Term       Vanguard
                                      International,Inc.  Vanguard       Corporate       Index 500
                                            Stock          Windsor          Bond         Portfolio        Loan
                                            Fund            Fund            Fund           Fund           Fund            Total
                                         -----------     -----------     ----------     ----------     -----------     -----------
            ASSETS
INVESTMENTS, at fair value:
     Registered investment company
          shares                         $        --     $ 9,646,761     $  906,999     $4,127,340     $        --     $68,040,345
     Smith International, Inc.
          common stock                    10,297,642              --             --             --              --      10,297,642
     Loans Receivable
           from Participants                      --              --             --             --       5,891,422       5,891,422
                                         -----------     -----------     ----------     ----------     -----------     -----------
                                          10,297,642       9,646,761        906,999      4,127,340       5,891,422      84,229,409

CASH                                         108,787              --             --             --              --         108,787

CONTRIBUTIONS RECEIVABLE:
     Employee                                 43,799          49,233          7,212         27,124              --         369,816
     Employer                                405,145         419,078         50,524        226,343              --       3,035,962

RECEIVABLES - OTHER                          545,726          17,860          1,889          8,478              --         700,251
                                         -----------     -----------     ----------     ----------     -----------     -----------


TOTAL ASSETS                             $11,401,099     $10,132,932     $  966,624     $4,389,285     $ 5,891,422     $88,444,225
                                         -----------     -----------     ----------     ----------     -----------     -----------

         LIABILITIES

PAYABLES - INVESTMENT PURCHASES              560,706              --             --             --              --         560,706
                                         -----------     -----------     ----------     ----------     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS        $10,840,393     $10,132,932     $  966,624     $4,389,285     $ 5,891,422     $87,883,519
                                         ===========     ===========     ==========     ==========     ===========     ===========

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           AS OF DECEMBER 31, 1995



                                            VMMR                                       INTERNATIONAL
                                            PRIME         VANGUARD        VANGUARD         GROWTH
                                          PORTFOLIO       PRIMECAP       WELLINGTON      PORTFOLIO
                                            FUND            FUND            FUND            FUND
                                         -----------     -----------     -----------     ----------
            ASSETS
INVESTMENTS, AT FAIR VALUE:
     REGISTERED INVESTMENT COMPANY
          SHARES                         $20,669,229     $ 9,146,682     $13,620,693     $2,810,220
     SMITH INTERNATIONAL, INC.
          COMMON STOCK                            --              --              --             --
     LOANS RECEIVABLE
           FROM PARTICIPANTS                      --              --              --             --
                                         -----------     -----------     -----------     ----------
                                          20,669,229       9,146,682      13,620,693      2,810,220

CASH                                              --              --              --             --

CONTRIBUTIONS RECEIVABLE:
     EMPLOYEE                                 47,294          26,608          33,121          8,952
     EMPLOYER                                541,512         316,099         402,748        111,371

RECEIVABLES - OTHER                           26,633          10,594          18,775          3,515
                                         -----------     -----------     -----------     ----------


TOTAL ASSETS                             $21,284,668     $ 9,499,983     $14,075,337     $2,934,058
                                         -----------     -----------     -----------     ----------

         LIABILITIES

PAYABLES - INVESTMENT PURCHASES                   --              --              --             --
                                         -----------     -----------     -----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS        $21,284,668     $ 9,499,983     $14,075,337     $2,934,058
                                         -----------     -----------     -----------     ----------





                                            SMITH                       LONG-TERM     VANGUARD
                                      INTERNATIONAL,INC.  VANGUARD      CORPORATE     INDEX 500
                                            STOCK         WINDSOR         BOND        PORTFOLIO         LOAN
                                            FUND            FUND          FUND           FUND           FUND            TOTAL
                                         ----------     ----------     ----------     ----------     -----------     -----------
            ASSETS
INVESTMENTS, AT FAIR VALUE:
     REGISTERED INVESTMENT COMPANY
          SHARES                         $       --     $6,162,239     $  746,852     $2,228,363     $        --     $55,384,278
     SMITH INTERNATIONAL, INC
          COMMON STOCK                    3,844,464             --             --             --              --       3,844,464
     LOANS RECEIVABLE
           FROM PARTICIPANTS                     --             --             --             --       4,867,726       4,867,726
                                         ----------     ----------     ----------     ----------     -----------     -----------
                                          3,844,464      6,162,239        746,852      2,228,363       4,867,726      64,096,468

CASH                                          1,881             --             --             --              --           1,881

CONTRIBUTIONS RECEIVABLE:
     EMPLOYEE                                14,879         21,811          3,093         10,755              --         166,513
     EMPLOYER                               180,062        275,508         36,251        128,731              --       1,992,282

RECEIVABLES - OTHER                         332,897          7,818          1,002          2,814              --         404,048
                                         ----------     ----------     ----------     ----------     -----------     -----------


TOTAL ASSETS                             $4,374,183     $6,467,376     $  787,198     $2,370,663     $ 4,867,726     $66,661,192
                                         ----------     ----------     ----------     ----------     -----------     -----------

         LIABILITIES

PAYABLES - INVESTMENT PURCHASES             321,724             --             --             --              --         321,724
                                         ----------     ----------     ----------     ----------     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS        $4,052,459     $6,467,376     $  787,198     $2,370,663     $ 4,867,726     $66,339,468
                                         ----------     ----------     ----------     ----------     -----------     -----------

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                           VMMR                                        INTERNATIONAL    SMITH
                                                          PRIME         VANGUARD         VANGUARD         GROWTH     INTERNATIONAL,
                                                        PORTFOLIO       PRIMECAP        WELLINGTON       PORTFOLIO    INC. STOCK
                                                           FUND           FUND             FUND            FUND          FUND
                                                       ------------    ------------    ------------    ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT BEGINNING OF YEAR                                 $ 21,284,668    $  9,499,983    $ 14,075,337    $  2,934,058  $  4,052,459
                                                       ------------    ------------    ------------    ------------  ------------

     ADDITIONS:
     INVESTMENT INCOME:
          INTEREST AND DIVIDENDS                          1,031,482         347,718       1,250,737         159,576             -
     NET REALIZED GAIN/(LOSS) ON SALE OF INVESTMENTS              -          82,813         112,955          27,059     2,530,947

     NET UNREALIZED APPRECIATION/(DEPRECIATION)
        OF INVESTMENTS                                            -       1,278,396         865,959         265,109     3,444,747
     CONTRIBUTIONS:
          EMPLOYEE                                        1,314,749         950,901       1,105,720         275,846       742,630
          EMPLOYER                                        1,218,867         741,865         968,298         239,346       618,351
                                                       ------------    ------------    ------------    ------------  ------------

                                                          3,565,098       3,401,693       4,303,669         966,936     7,336,675
                                                       ------------    ------------    ------------    ------------  ------------

     DEDUCTIONS:
     WITHDRAWALS                                          1,457,803         564,758         486,495         120,401       285,832

INTER-FUND TRANSFERS                                       (719,368)       (142,264)     (1,035,412)        157,922      (262,909)
                                                       ------------    ------------    ------------    ------------  ------------

NET INCREASE IN ASSETS
AVAILABLE FOR BENEFITS                                    1,387,927       2,694,671       2,781,762       1,004,457     6,787,934
                                                       ------------    ------------    ------------    ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT END OF YEAR                                       $ 22,672,595    $ 12,194,654    $ 16,857,099    $  3,938,515  $ 10,840,393
                                                       ============    ============    ============    ============  ============

                                                                       LONG-TERM        VANGUARD
                                                         VANGUARD      CORPORATE       INDEX 500
                                                         WINDSOR          BOND         PORTFOLIO         LOAN
                                                           FUND           FUND            FUND           FUND          TOTAL
                                                       ------------   ------------    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT BEGINNING OF YEAR                                 $  6,467,376   $    787,198    $  2,370,663   $  4,867,726   $ 66,339,468
                                                       ------------   ------------    ------------   ------------   ------------

     ADDITIONS:
     INVESTMENT INCOME:
          INTEREST AND DIVIDENDS                            885,481         67,188          83,014        452,803      4,277,999
     NET REALIZED GAIN/(LOSS) ON SALE OF INVESTMENTS        119,811        (28,845)         47,974              -      2,892,714

     NET UNREALIZED APPRECIATION/(DEPRECIATION)
        OF INVESTMENTS                                      809,596        (30,896)        520,263              -      7,153,174
     CONTRIBUTIONS:
          EMPLOYEE                                          775,336        140,609         674,225              -      5,980,016
          EMPLOYER                                          636,876         87,592         340,604              -      4,851,799
                                                       ------------   ------------    ------------   ------------   ------------

                                                          3,227,100        235,648       1,666,080        452,803     25,155,702
                                                       ------------   ------------    ------------   ------------   ------------

     DEDUCTIONS:
     WITHDRAWALS                                            391,947         10,192         119,014        175,209      3,611,651

INTER-FUND TRANSFERS                                        830,403        (46,030)        471,556        746,102              -
                                                       ------------   ------------    ------------   ------------   ------------

NET INCREASE IN ASSETS
AVAILABLE FOR BENEFITS                                    3,665,556        179,426       2,018,622      1,023,696     21,544,051
                                                       ------------   ------------    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT END OF YEAR                                       $ 10,132,932   $    966,624    $  4,389,285   $  5,891,422   $ 87,883,519
                                                       ============   ============    ============   ============   ============

                                                                     SCHEDULE I

               SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996


                                                                                 NUMBER OF SHARES
               IDENTITY                                                                 OR                            CURRENT
               OF ISSUE                                DESCRIPTION               PRINCIPAL AMOUNT       COST           VALUE
---------------------------------------    ------------------------------------  ----------------   -----------     -----------
*Vanguard Group of Investment Companies    VMMR Prime Portfolio Fund                21,791,975      $21,791,975     $21,791,975

*Vanguard Group of Investment Companies    Vanguard PRIMECAP Fund                      387,357        8,448,331      11,651,687

*Vanguard Group of Investment Companies    Vanguard Wellington Fund                    617,606       12,927,098      16,150,397

*Vanguard Group of Investment Companies    International Growth Portfolio Fund         228,748        3,037,368       3,765,186

*Smith International, Inc.                 Smith International, Inc. Stock Fund      2,510,824        5,744,695      10,297,642

*Vanguard Group of Investment Companies    Vanguard Windsor Fund                       581,480        8,613,054       9,646,761

*Vanguard Group of Investment Companies    Long-Term Corporate Bond Fund               103,185          902,711         906,999

*Vanguard Group of Investment Companies    Vanguard Index 500 Portfolio Fund            59,678        3,245,733       4,127,340

*Smith International, Inc                  Loans Receivable from Participants
     401 (k) Retirement Plan               (Highest and lowest interest rates
                                           are 12.0% and 7.0%)                                        5,891,422       5,891,422
                                                                                                    -----------     -----------
                                                                                                    $70,602,387     $84,229,409
                                                                                                    ===========     ===========

--------------------------------
*Identified party in interest

                                                                    SCHEDULE II

               SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                              SERIES TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                           NUMBER OF
                                                                           SHARES OR
             IDENTITY OF                                                   PRINCIPAL      PURCHASE      SELLING
            PARTY INVOLVED                   DESCRIPTION OF ASSETS          AMOUNT        PRICE (a)     PRICE (b)
--------------------------------------    ----------------------------     ----------    -----------    -----------
Smith International, Inc.                 Common Stock
                                            Purchases (223)                 1,124,090    $32,117,755              -
                                            Sales (197)                    10,341,695              -    $31,640,271

Vanguard Group of Investment Companies    Registered investment
                                           company shares:
                                            Vanguard Wellington Fund
                                            Purchases (167)                   237,991      6,080,825              -
                                            Sales (180)                       177,924              -      4,530,033

Vanguard Group of Investment Companies    Vanguard Windsor Fund
                                            Purchases (156)                   601,599      9,604,186              -
                                            Sales (167)                       444,223              -      7,049,071

Vanguard Group of Investment Companies    VMMR Prime Portfolio Fund
                                            Purchases (235)                28,501,114     28,501,114              -
                                            Sales (234)                    27,378,368              -     27,378,368

Vanguard Group of Investment Companies    Vanguard PRIMECAP Fund
                                            Purchases (162)                   234,715      6,506,217              -
                                            Sales (182)                       196,056              -      5,362,421

Vanguard Group of Investment Companies    Vanguard Index 500 Portfolio
                                           Fund
                                            Purchases (138)                    73,940      4,626,209              -
                                            Sales (128)                        52,949              -      3,295,469

                                                              CURRENT VALUE
             IDENTITY OF                                       OF ASSET ON           NET
            PARTY INVOLVED                  COST OF ASSET    TRANSACTION DATE       GAIN
--------------------------------------      -------------    ----------------    ----------
Smith International, Inc.
                                             $32,117,755       $32,117,755                -
                                              28,705,740        31,640,271       $2,934,531

Vanguard Group of Investment Companies


                                              6,080,825          6,080,825                -
                                              4,059,405          4,530,033          470,628

Vanguard Group of Investment Companies
                                              9,604,186          9,604,186                -
                                              6,902,872          7,049,071          146,199

Vanguard Group of Investment Companies
                                             28,501,114         28,501,114                -
                                             27,378,308         27,378,368                -

Vanguard Group of Investment Companies
                                              6,506,217          6,506,217                -
                                              4,909,090          5,362,421          453,331

Vanguard Group of Investment Companies

                                              4,626,209          4,626,209                -
                                              3,176,355          3,295,469          119,114

(a) Purchase price includes transaction expenses.
(b) Selling price is net of transaction expenses.

NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.

                                                                   SCHEDULE III

               SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                              SINGLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                   NUMBER OF
                                                   SHARES OR                                             CURRENT VALUE
       IDENTITY OF                                 PRINCIPAL    PURCHASE    SELLING                       OF ASSET ON       NET
      PARTY INVOLVED        DESCRIPTION OF ASSETS   AMOUNT       PRICE      PRICE (a)   COST OF ASSET   TRANSACTION DATE    GAIN
-------------------------   ---------------------  ---------   ----------  ----------   -------------   ----------------  --------
Smith International, Inc.   Common Stock Sale       817,931                $3,416,908     $2,887,670       $3,416,908     $529,238


(a) Selling price is net of transaction expenses.

NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  23.1             Consent of Independent Public Accountants
